Exhibit 21.1

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization
Sauvegarder Investment Management, Inc.	Texas
SIM Tech Licensing, LLC	Texas
SIM IP 1 LLC	Texas
SIM IP 2 LLC	Texas
SIM IP 3 LLC	Texas
SIM IP 4 LLC	Texas
SIM IP 5 LLC	Texas
SIM IP 6 LLC	Texas
SIM IP XHR LLC	Texas
SIM IP Licensing Advisors LLC	Texas
SIM IP LIT-X LLC	Texas
SIM IP LIT-B LLC	Texas
SIM Entertainment Litigation LLC	Texas
GPool IP Protection LLC	Texas
Nixu FL IP Protection	Texas
SForce IP Protection LLC	Texas